Ropes & Gray

January 6, 2017

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Megan Miller

Re:	Calvert Variable Products, Inc. (File No. 811-04000) (the “Registrant”)
Ladies and Gentlemen:
On December 6, 2016, Ms. Megan Miller (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and Teo Larsson-Sax of Ropes & Gray LLP in connection with the Staff’s review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual report to shareholders of the Registrant for the fiscal year ended December 31, 2015, as filed under the Investment Company Act of 1940, as amended (the “1940 Act), on Form N-CSR (the “Annual Report”).
The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, the responses to the Staff Reviewer’s comments on the Annual Report are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Annual Report.

1.
Please confirm whether there were any fees payable to the Fund’s Directors at the end of the reporting period, other than deferred compensation. Please confirm that any such payables to the Directors will be reported separately in the Statement of Assets and Liabilities in future filings in accordance with Rule 6-04.12(b)(1) under Regulation S-X.

Response: The Registrant confirms that the Registrant had fees payable to Directors in the cumulative amount of $78,886 at the end of the reporting period, which were included in the “Accrued expenses and other liabilities” line item in the Statement of Assets and Liabilities for each series of the Registrant. The Registrant notes that it reported separately the fees payable to Directors at the end of the semi-annual period ended June 30, 2016 in the Registrant’s semi-annual report to shareholders for that period and confirms that it will continue to present any fees payable to Directors separately, pursuant to Rule 6-04.12(b)(1) under Regulation S-X, in future shareholder reports.

2.
Specifically with respect to Calvert VP Volatility Managed Moderate Portfolio, Calvert VP Volatility Managed Moderate Growth Portfolio, and Calvert VP Volatility Managed Growth Portfolio, each a series of the Registrant, please confirm that distributions of realized gains by other investment companies will be reported separately under “Realized and Unrealized Gain (Loss)” in the Statement of Operations in future filings in accordance with Rule 6-07.7(b) under Regulation S-X.

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Response: The Registrant confirms that, in future shareholder report filings, distributions of realized gain by other investment companies will be reported separately in the Statement of Operations for the above-referenced series, as applicable, in accordance with Rule 6-07.7(b) under Regulation S-X.

3.
Please confirm whether any series of the Registrant executed any affiliated transactions pursuant to Rule 17a-7 under the 1940 Act during the reporting period. Please confirm that all such transactions, if any, were disclosed in the financial statements in the Annual Report pursuant to FASB ASC 850-10-50, or explain why this information was not included. Please also confirm whether all such transactions, if any, were performed in accordance with the requirements of Rule 17a-7 under the 1940 Act, including the requirements relating to board oversight in subsection (e) of the Rule.

Response: The Registrant confirms that no series of the Registrant executed any affiliated transactions pursuant to Rule 17a-7 under the 1940 Act during the reporting period.

4.
Please confirm whether the transactions during the reporting period between the Registrant, or any series of the Registrant, and any related party thereof, if any, were disclosed in the financial statements in the Annual Report in accordance with FASB ASC 850-10-50, or explain why the information was not included.

Response: The Registrant confirms that no series of the Registrant executed any related party transactions during the reporting period other than as disclosed in Note B to the financial statements.

5.
Specifically with respect to Calvert VP EAFE International Index Portfolio, a series of the Registrant, in future filings, please disclose the rates associated with any preferred stock held during the reporting period, as applicable.

Response: The Registrant confirms that, in future shareholder report filings, the Registrant will disclose the rates associated with any preferred stock held by Calvert VP EAFE International Index Portfolio.

6.
Please explain why sector risk is not included in the Annual Report as a principal risk of investing in Calvert VP S&P MidCap 400 Index Portfolio and Calvert VP EAFE International Index Portfolio, each a series of the Registrant, in light of the fact that each such series invests more than 25% of its total investments in the financials sector.

Response: The investment strategy of each of Calvert VP S&P MidCap 400 Index Portfolio and Calvert VP EAFE International Index Portfolio is to replicate a particular index. The constituents of the index (and the sectors that they represent) change periodically, which can result in a particular sector exceeding 25% of the applicable Portfolio’s net assets. It is not a policy of either Portfolio to invest more than 25% in a particular sector and the Portfolios do not have a policy of concentrating in any industry. Going forward, the Registrant will include a table in the footnotes to the Portfolio of Investments for Calvert VP EAFE

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International Index Portfolio that shows sector weightings. The Registrant will also consider including disclosure of sector risk for these Portfolios in the prospectus.

7.
In connection with the amendments to Rule 12-12 under Regulation S-X set forth in the SEC’s final rule “Investment Company Reporting Modernization” (Release Nos. 33-10231; 34-79095; IC-32314) (the “Modernization Rule”), for variable interest rate securities disclosed in the Schedule of Investments for Calvert Investment Grade Bond Index Portfolio, a series of the Registrant, please consider including, in future filings, a description of the reference rate and spread and the end of period interest rate, or in a note to the Schedule of Investments, disclosure regarding the end of period reference rate for each reference rate described in the Schedule.

Response: The Registrant confirms that, to the extent that Calvert Investment Grade Bond Index Portfolio invests in variable rate securities after the compliance date for the amendments to the Regulation S-X under the Modernization Rule, the Registrant will include the above-referenced information required by the Modernization Rule.

8.
Please confirm that the “Portfolio Management Discussion” for Calvert VP EAFE International Index Portfolio, a series of the Registrant, discusses the performance of the Class I shares, as opposed to Class F shares, offered by the series.

Response: The Registrant confirms that the “Portfolio Management Discussion” for Calvert VP EAFE International Index Portfolio discusses the performance of the Class I shares of the series. The Registrant confirms that it will clarify this in future shareholder reports.

9.
The Staff notes that the “Portfolio Management Discussion” for Calvert VP EAFE International Index Portfolio, a series of the Registrant, specifies MSCI EAFE Free Index as the relevant benchmark for the series. The Staff also notes that the Registrant’s prospectus, filed pursuant to Rule 497 under the Securities Act of 1933, as amended, on May 1, 2016, specifies MSCI EAFE (Standard) Index as the relevant benchmark for the series. Please consider updating the disclosure regarding the benchmark for the series in future filings such that the name of the benchmark is consistent between the prospectus and the annual report.

Response: The Registrant notes that, while the MSCI “Free” Indexes had at one time included adjusted free float calculations to capture investment restrictions once imposed on foreign investors in certain countries, today the MSCI “Free” Indexes have the same constituents and performance as those without the “Free” suffix. The Registrant will update future disclosures relating to the benchmark of the above-referenced series in future filings such that the name of the benchmark is consistent between the prospectus and the shareholder report.

10.
The Staff notes that certain series of the Registrant invested in futures during the reporting period. In connection with the Letter to Karrie McMillan of the Investment Company Institute, from Barry D. Miller, Associate Director of the Division of Investment Management at the SEC (July 30, 2010) (the “Letter”), in future filings, please consider

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including in the “Portfolio Management Discussion” of any series that invests in futures during future reporting periods, a specific discussion of how futures contributed to or detracted from the performance of any such series.
Response: The Registrant submits that, in accordance with Item 27(b)(7) of Form N-1A, the Annual Report includes a discussion of the factors that materially affected the performance of each series during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the investment adviser. In connection with future shareholder reports, the Registrant will consider the requirements of the Letter when determining whether futures or other derivatives had a material impact on performance during the reporting period.
* * * * *
Sincerely,
/s/ Sarah Clinton
Sarah Clinton

cc:    Monique Pattillo, Calvert Research and Management

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